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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                      FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                           Commission File Number 0-27176
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                                 Saville Systems PLC
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                (Exact name of registrant as specified in its charter)

           IDA Business Park, Dangan, Galway, Ireland (011-353-9-152-6611)
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      (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

     American Depositary Shares, Representing Ordinary Shares, $0.0025 par value
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               (Title of each class of securities covered by this Form)

                                         None
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         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports.


               Rule 12g-4(a)(1)(i)   /X/(*)   Rule 12h-3(b)(1)(i)   /X/(*)

               Rule 12g-4(a)(1)(ii)  / /      Rule 12h-3(b)(1)(ii)  / /

               Rule 12g-4(a)(2)(i)   / /      Rule 12h-3(b)(2)(i)   / /

               Rule 12g-4(a)(2)(ii)  / /      Rule 12h-3(b)(2)(ii)  / /

                                              Rule 15d-6            / /

       Approximate number of holders of record as of the certificate or notice
date:          7
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       Pursuant to the requirements of the Securities Exchange Act of 1934,
Saville Systems PLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  October 8, 1999    By:   /s/ Jeffrey D. Pflaum
                                -----------------------------------------------
                                Jeffrey D. Pflaum, Vice President and Assistant
                                                      Secretary


(*) Saville Systems PLC was acquired by ADC Telecommunications, Inc., effective October 8, 1999. The seven shareholders of record of Saville Systems PLC include ADC Telecommunications, Inc. and certain of its affiliates.